    As Filed with the Securities and Exchange Commission on August 27, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            DEVON ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                 73-1567067
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                                J. LARRY NICHOLS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            DEVON ENERGY CORPORATION
                         20 NORTH BROADWAY, SUITE 1500
                       OKLAHOMA CITY, OKLAHOMA 73102-8260
                                 (405) 235-3611
  (Address, including zip code, and        (Name, address, including zip code,
  telephone number, including area           and telephone number, including
  code, of registrant's principal            area code, of agent for service)
        executive offices)

                                   COPIES TO:

           Jerry A. Warren                           Thomas P. Mason
    McAfee & Taft A Professional                 Andrews & Kurth L.L.P.
             Corporation                         600 Travis, Suite 4200
  Two Leadership Square, 10th Floor               Houston, Texas 77002
         211 North Robinson
 Oklahoma, City Oklahoma 73102-7103

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

 Title of Each Class                     Proposed Maximum  Proposed Maximum
 of Securities to be     Amounts to be    Offering Price       Aggregate         Amount of
     Registered           Registered         Per Share      Offering Price   Registration Fee
---------------------------------------------------------------------------------------------
                          10,000,000
Devon Common Stock(1)       Shares           $38.46875       $384,687,500        $106,943
---------------------------------------------------------------------------------------------

(1) Includes the stock purchase rights associated with the Devon Common Stock.
(2) Estimated pursuant to Rule 457(c) solely for the purposes of computing the registration fee based upon the average of the high and low prices of the Devon Common Stock, as reported on the American Stock Exchange Composite Transactions on August 26, 1999.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  This registration statement contains two forms of prospectuses: one to be used in connection with an offering in the United States and Canada and one to be used in a concurrent offering outside the United States and Canada. The two forms of prospectuses are identical except for the front cover page. The U.S./Canadian prospectus is included in this registration statement. The prospectus is followed by the alternative front cover page to be used in the international prospectus. The alternate front cover page is labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August 27, 1999

                                8,700,000 Shares

                         Devon Energy Corporation Logo

                                  COMMON STOCK

                                  -----------

Devon Energy Corporation is offering 8,700,000 shares of its common stock. Initially, the U.S. underwriters are offering . shares in the United States and Canada, and the international underwriters are offering . shares outside the United States and Canada.

                                  -----------

Our common stock is listed on the American Stock Exchange under the symbol "DVN." On August 26, 1999, the last reported sale price of the common stock on the American Stock Exchange was $38 1/8 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                        Underwriting
                                                         Discounts
                                                            and      Proceeds to
                                        Price to Public Commissions    Company
                                        --------------- ------------ -----------
Per Share..............................      $             $            $
Total..................................      $             $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Devon Energy Corporation has granted the U.S. underwriters the right to purchase up to an additional 1,300,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on . , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
                               J.P. MORGAN & CO.
                                                        PAINEWEBBER INCORPORATED

 . , 1999

                      (This page intentionally left blank)

  You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
About This Prospectus....................................................   3
Prospectus Summary.......................................................   4
Risk Factors.............................................................  14
  Risks Relating to the Oil and Gas Industry.............................  14
  Risks Relating to an Investment in Devon...............................  15
  Risks Relating to the Recent Merger with PennzEnergy...................  15
Use of Proceeds..........................................................  18
Capitalization...........................................................  19
Market Price Data........................................................  20
Unaudited Pro Forma Financial Information................................  21
Notes to Unaudited Pro Forma Financial Information.......................  25
Properties of Devon......................................................  30
Directors and Executive Officers of Devon................................  33
Certain United States Federal Tax Considerations to Non-United States
 Holders.................................................................  35
Underwriters.............................................................  38
Legal Matters............................................................  40
Experts..................................................................  40
Where You Can Find More Information......................................  40
Cautionary Statement Concerning Forward-Looking Statements...............  42
Commonly Used Oil and Gas Terms..........................................  43

                             ABOUT THIS PROSPECTUS

  This prospectus provides you with a general description of our common stock which we are offering. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information" on page 40.

  In this prospectus, the terms "Devon", "we", "us" and "our" generally mean Devon Energy Corporation, a Delaware corporation, and its consolidated subsidiaries. Some references to Devon in this prospectus are made as of a time or period before the PennzEnergy merger. Those references to Devon mean, unless the context otherwise requires, our predecessor company before the PennzEnergy merger. The predecessor company became a wholly-owned subsidiary of Devon in the PennzEnergy merger.

  Unless otherwise indicated, all dollar amounts in this prospectus are expressed in U.S. dollars.

                               PROSPECTUS SUMMARY

  This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should read the summary together with the more detailed information about Devon and the common stock being sold in this offering in the rest of this prospectus and the documents to which we have referred you. See "Where You Can Find More Information" on page 40.

Devon

  Devon is an independent oil and gas company engaged in the acquisition, exploration, exploitation and development of prospective and proved oil and gas properties, and the production and sale of crude oil, condensate, natural gas and natural gas liquids. On August 17, 1999, we completed our merger with PennzEnergy Company. We believe that Devon now ranks solidly in the top ten of all U.S.-based independent oil and gas producers in terms of market capitalization, total proved reserves and annual production.

  The following references to our oil and gas reserves and properties are on a pro forma basis as if the merger was completed on December 31, 1998. As of December 31, 1998, we had proved oil and gas reserves of approximately 660 million barrels of oil equivalent. Approximately 52% of these reserves were natural gas and 48% were oil and natural gas liquids. Approximately 64% of the proved reserves, or 422 million equivalent barrels, were located in the United States. These reserves were concentrated in four primary operating areas: the Permian Basin, the Rocky Mountain Region, the Gulf Coast/East Texas Region and the Offshore Gulf of Mexico. Approximately 22% of the combined reserves, or 144 million equivalent barrels, were located in the Western Canadian Sedimentary Basin. The balance of proved reserves, approximately 94 million equivalent barrels, was located outside North America, primarily in Azerbaijan. In addition to the proved oil and gas properties, we had a substantial inventory of exploration acreage totaling approximately 15 million acres as of the end of 1998.

  We have significant expertise with regard to various oilfield technologies, including coal bed methane extraction, enhanced oil recovery, deep onshore natural gas drilling, shallow water offshore drilling and other exploration, production and processing technologies. We also have significant international operations and experience in Canada and outside North America. We believe our property base and expertise give us the ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore, as well as internationally.

  The "Risk Factors" section of this prospectus, beginning on page 14, discusses potential risks associated with an investment in Devon. You should consider these potential risks before you decide to invest in the common stock offered by this prospectus. The prospectus incorporates by reference detailed information about the merger contained in the merger proxy statement. To request a copy of the merger proxy statement, see "Where You Can Find More Information" on page 40 of this prospectus.

   Our principal executive offices are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260. Our telephone number at that location is (405) 235-3611.

Strategy

  Our primary objectives are to build reserves, production, cash flow and earnings per share by acquiring oil and gas properties, exploring for new oil and gas reserves and seeking optimal production from existing oil and gas properties. Our management seeks to achieve these objectives by:

  . concentrating our properties in core areas to achieve economies of scale,

  . acquiring and developing high profit margin properties,

  . continually disposing of marginal and non-strategic properties,

  . balancing reserves and production between oil and gas, and

  . keeping debt levels reasonable.

  Through our predecessors, we began operations in 1971 as a privately held company. During 1988, we expanded our capital base by issuing common stock to the public for the first time. This transaction began a substantial expansion program that has continued through the years. We have used a two-pronged strategy of acquiring producing properties and engaging in drilling activities to achieve this expansion. Approximately two-thirds of our total capital spent during this period was for property acquisitions and one-third was for drilling. Total proved reserves increased from 8.1 million barrels of oil equivalent at the end of 1987 to 660 million pro forma barrels of oil equivalent at the end of 1998.

  Our objective is to increase value per share, in addition to increasing total assets. Reserves have grown from 1.31 barrels of oil equivalent per diluted share at the end of 1987 to 8.83 pro forma barrels of oil equivalent per diluted share at the end of 1998. At the same time, our net debt, or long-term debt less working capital, has remained relatively low. At the end of 1998, our pro forma net debt was $2.10 per barrel of oil equivalent. This number excludes $742.4 million of debentures which are exchangeable for shares of Chevron Corporation common stock owned by Devon.

Our merger with Northstar

  On December 10, 1998, we completed a merger with Canadian-based Northstar Energy Corporation. The merger was accounted for under the "pooling of interests" method of accounting and Northstar became our subsidiary. Northstar's properties are located primarily in the Western Canada Sedimentary Basin in Alberta. Through the merger, we expanded our reserves by approximately 115 million barrels of oil equivalent, or by 62% at the time, and nearly tripled our undeveloped leasehold inventory. In addition, we retained the experienced Northstar management team to continue to direct our Canadian operations.

  Our merger with Northstar placed us in a unique position to take advantage of growth opportunities both in the United States and in Canada. With 64% of our pro forma proved reserves in the United States and 22% in Canada, we have considerable exposure to growing North American natural gas markets, while retaining substantial oil reserves, particularly in the Permian Basin of the United States. In addition, we own a large inventory of acreage and have the financial flexibility to pursue the opportunities for drilling on this acreage.

  As part of the Northstar merger consideration, we issued, through Northstar,
16.1 million exchangeable shares. These shares are exchangeable at any time, on a one-for-one basis, for shares of our common stock. The exchangeable shares are essentially equivalent to our common stock, but, because they were issued by Northstar, they qualify as a domestic Canadian investment for Canadian institutional stockholders. The exchangeable shares trade on The Toronto Stock Exchange under the symbol "NSX." Our common stock trades on the American Stock Exchange under the symbol "DVN."

The Offering

Common stock offered................  8,700,000 shares (1)

Common stock to be outstanding after
 the offering.......................  79,079,145 shares (1)(2)

Over-allotment option...............  1,300,000 shares

Use of proceeds.....................  The proceeds will be used to reduce long-
                                      term debt.

--------
(1) Assuming the underwriter does not exercise the over-allotment option granted by us to purchase up to 1,300,000 additional shares in this offering.
(2) Based on the number of shares actually outstanding as of August 26, 1999. This number includes 4,840,929 shares issuable upon the exchange of all of our outstanding Northstar exchangeable shares. This number excludes (a) 4,901,503 shares issuable upon the conversion of all our outstanding trust convertible preferred securities, (b) shares subject to outstanding options or reserved for issuance under our employee benefit plans, and (c) the exercise of the over-allotment option by the underwriters.

Summary Unaudited Pro Forma Financial and Other Information

  The following unaudited pro forma financial information has been prepared to assist in your analysis of the financial effects of this offering of additional Devon common stock and the PennzEnergy merger. This pro forma information is based on the historical financial statements of Devon and PennzEnergy.

  The information was prepared based on the following:

  . The assumed net proceeds from this offering of 8.7 million common shares are $319.3 million. This is based on an assumed offering price of $38.125 per share (the closing price as of August 26, 1999), less $12.4 million for the underwriting discount and other estimated offering costs and expenses.

  . Devon utilizes the full cost method of accounting for its oil and gas activities.

  . The PennzEnergy merger was accounted for as a purchase of PennzEnergy by Devon.

  . Targeted annual general and administrative expense and lease operating expense savings from the merger of $50 to $60 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of the corporate headquarters of Devon and PennzEnergy and the elimination of duplicate staff and expenses.

  . As of June 30, 1999, the merger did not cause a pro forma reduction of the carrying value of oil and gas properties under the full cost accounting "ceiling test." The June 30, 1999 ceiling test was calculated based on a posted West Texas Intermediate oil price of $16.50 per barrel and a Texas Gulf Coast index gas price of $2.14 per Mcf. However, the pro forma ceiling "cushion" as of June 30, 1999, in Devon's non-Canadian cost centers was less than $20 million. Therefore, future reductions in oil and gas prices or changes to the preliminary allocation of the purchase price of PennzEnergy's oil and gas properties could cause a reduction of the carrying value to be recorded as of September 30, 1999, or in subsequent periods.

  No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Devon or PennzEnergy, as applicable, and should be considered when making period-to-period comparisons:

  . In 1998, PennzEnergy realized pretax gains on the sale and exchange of Chevron Corporation common stock of $230.1 million. The summary unaudited pro forma operations data does not include the $207.0 million after-tax extraordinary loss resulting from the early extinguishment of related debentures exchangeable for such common stock.

  . In 1998, PennzEnergy incurred $24.3 million of nonrecurring general and administrative expenses in connection with the spin-off of Pennzoil-Quaker State Company on December 30, 1998.

  . In 1998, Devon incurred $13.1 million of nonrecurring expenses related to the merger with Northstar.

  . In 1998, Devon reduced the carrying value of its oil and gas properties by $126.9 million ($88.0 million after-tax) due to the full cost ceiling limitation.

  . In the second quarter of 1999, PennzEnergy recognized a gain of $46.7 million ($29.8 million after-tax) from the sale of land, timber and mineral rights in Pennsylvania and New York.

  The unaudited pro forma information is presented for illustrative purposes only. If this offering of additional Devon common stock and the PennzEnergy merger had occurred in the past, Devon's financial position or operating results might have been different from those presented in the unaudited pro forma information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that Devon would have achieved if this offering and the merger had occurred on June 30, 1999, or January 1, 1998. You also should not rely on the unaudited pro forma information as an indication of the future results that Devon will achieve after this offering and the merger.

                                                   As of June 30, 1999
                                             ----------------------------------
                                                         Devon Pro Forma With
                                                            the PennzEnergy
                                                                Merger
                                                         ----------------------
                                                          Without
                                               Devon        the       With the
                                             Historical   Offering    Offering
                                             ----------  ----------  ----------
                                             (In Thousands, Except Per Share
                                                          Data)
Balance Sheet Data:
  Investment in common stock of Chevron
   Corporation (see note 4 on page 27).....  $       --  $  674,224  $  674,224
  Total assets.............................   1,305,163   4,733,482   4,733,482
  Debentures exchangeable into shares of
   Chevron Corporation common stock (see
   note 4 on page 27)......................          --     775,519     775,519
  Other long-term debt.....................     448,013   1,390,242   1,070,914
  Convertible preferred securities of
   subsidiary trust........................     149,500     149,500     149,500
  Stockholders' equity.....................     555,240   1,431,539   1,750,867
  Book value per share.....................       11.37       20.36       22.16

                                               Year Ended December 31, 1998
                                             ----------------------------------
                                                         Devon Pro Forma With
                                                            the PennzEnergy
                                                                Merger
                                                         ----------------------
                                                          Without
                                               Devon        the       With the
                                             Historical  Offering     Offering
                                             ----------  ----------  ----------
                                             (In Thousands, Except Per Share
                                                          Data)
Operations Data:
 Operating Results
   Oil sales...............................  $  143,624  $  302,918  $  302,918
   Gas sales...............................     209,344     553,938     553,938
   NGL sales...............................      16,692      63,703      63,703
   Other revenue...........................      17,848     295,803     295,803
                                             ----------  ----------  ----------
     Total revenue.........................     387,508   1,216,362   1,216,362
                                             ----------  ----------  ----------
   Lease operating expenses................     113,484     294,739     294,739
   Production taxes........................      13,916      28,148      28,148
   Depreciation, depletion and
    amortization...........................     123,844     510,064     510,064
   General and administrative expenses.....      23,544     139,378     139,378
   Northstar combination expenses..........      13,149      13,149      13,149
   Interest expense........................      22,632     176,659     143,235
   Deferred effect of changes in foreign
    currency exchange rate on subsidiary's
    long-term debt.........................      16,104      16,104      16,104
   Distributions on preferred securities of
    subsidiary trust.......................       9,717       9,717       9,717
   Reduction of carrying value of oil and
    gas properties.........................     126,900     126,900     126,900
                                             ----------  ----------  ----------
     Total costs and expenses..............     463,300   1,314,858   1,281,434
                                             ----------  ----------  ----------
   Loss before income taxes................     (75,792)    (98,496)    (65,072)
   Income tax expense (benefit):
     Current...............................       7,687      10,324      10,324
     Deferred..............................     (23,194)    (28,198)    (15,496)
                                             ----------  ----------  ----------
      Total income tax expense.............     (15,507)    (17,874)     (5,172)
                                             ----------  ----------  ----------
   Net loss................................     (60,285)    (80,622)    (59,900)
   Preferred stock dividends...............          --       5,625       5,625
                                             ----------  ----------  ----------
   Net loss applicable to common
    shareholders...........................  $  (60,285) $  (86,247) $  (65,525)
                                             ==========  ==========  ==========
   Net loss per share--basic and diluted...       (1.25)      (1.24)      (0.84)
   Cash dividends per share................        0.15        0.17        0.17
   Weighted average common shares
    outstanding............................      48,376      69,729      78,429
 Cash Flow Data
   Net cash provided by operating
    activities.............................  $  191,571  $  388,992  $  422,416
   Net cash used in investing activities...    (271,960)   (222,959)   (222,959)
   Net cash provided (used) by financing
    activities.............................      57,618    (143,300)   (145,040)
   Modified EBITDA.........................     223,405     740,948     740,948
   Cash margin.............................     183,369     544,248     577,672

                                                   Year Ended December 31, 1998
                                                   ----------------------------
                                                               Devon Pro Forma
                                                                  With the
                                                                 PennzEnergy
                                                                   Merger
                                                              -----------------
                                                              Without
                                                     Devon      the    With the
                                                   Historical Offering Offering
                                                   ---------- -------- --------
Production, Price and Other Data
 Production:
   Oil (MBbls)....................................    11,903    26,128   26,128
   Gas (MMcf).....................................   133,065   303,693  303,693
   NGL (MBbls)....................................     1,939     7,128    7,128
   MBoe ..........................................    36,020    83,872   83,872
 Average prices:
   Oil (per Bbl)..................................  $  12.07  $  11.59 $  11.59
   Gas (per Mcf)..................................      1.57      1.82     1.82
   NGL (per Bbl)..................................      8.61      8.94     8.94
   Per Boe........................................     10.26     10.98    10.98
 Costs per Boe:
   Operating costs................................      3.54      3.85     3.85
   Depreciation, depletion and amortization of oil
    and gas properties............................      3.32      6.02     6.02
   General and administrative expenses............      0.65      1.66     1.66

                                                   As of December 31, 1998
                                               --------------------------------
                                                           Devon Pro Forma With
                                                             the PennzEnergy
                                                                 Merger
                                                          ---------------------
                                                           Without
                                                 Devon       the      With the
                                               Historical  Offering   Offering
                                               ---------- ---------- ----------
Property Data
 Proved reserves:
   Oil (MBbls)................................     83,457    272,688    272,688
   Gas (MMcf).................................  1,198,894  2,050,528  2,050,528
   NGL (MBbls)................................     16,079     45,654     45,654
   Total (MBoe)...............................    299,351    660,096    660,096
   SEC 10% present value (thousands).......... $1,009,039 $2,087,666 $2,087,666
   Standardized measure of discounted future
    net cash flows (thousands)................    931,588  1,816,542  1,816,542

                                               Six Months Ended June 30, 1999
                                               --------------------------------
                                                             Devon Pro Forma
                                                                With the
                                                           PennzEnergy Merger
                                                           --------------------
                                                            Without
                                                 Devon        the     With the
                                               Historical  Offering   Offering
                                               ----------  ---------  ---------
                                                 (In Thousands, Except Per
                                                        Share Data)
Operations Data:
 Operating Results
   Oil sales.................................. $  64,784   $ 149,898  $ 149,898
   Gas sales..................................   112,938     263,822    263,822
   NGL sales..................................     9,764      28,496     28,496
   Other revenue..............................     4,092      65,654     65,654
                                               ---------   ---------  ---------
     Total revenue............................   191,578     507,870    507,870
                                               ---------   ---------  ---------
   Lease operating expenses...................    54,520     130,996    130,996
   Production taxes...........................     6,415      13,179     13,179
   Depreciation, depletion and amortization...    69,321     247,368    247,368
   General and administrative expenses........    13,175      57,895     57,895
   Interest expense...........................    13,779      74,232     57,520
   Deferred effect of changes in foreign
    currency exchange rate on subsidiary's
    long-term debt............................    (8,746)     (8,746)    (8,746)
   Distributions on preferred securities of
    subsidiary trust..........................     4,859       4,859      4,859
                                               ---------   ---------  ---------
     Total costs and expenses.................   153,323     519,783    503,071
                                               ---------   ---------  ---------
   Earnings (loss) before income taxes........    38,255     (11,913)     4,799
   Income tax expense (benefit):
    Current...................................     4,302       4,268      4,268
    Deferred..................................    11,764      (8,057)    (1,707)
                                               ---------   ---------  ---------
     Total income tax expense (benefit).......    16,066      (3,789)     2,561
                                               ---------   ---------  ---------
   Net earnings (loss)........................    22,189      (8,124)     2,238
   Preferred stock dividends..................        --       4,868      4,868
                                               ---------   ---------  ---------
   Net earnings (loss) applicable to common
    shareholders.............................. $  22,189   $ (12,992) $  (2,630)
                                               =========   =========  =========
   Net earnings (loss) per share--basic and
    diluted...................................      0.46       (0.19)     (0.03)
   Cash dividends per share...................      0.10        0.10       0.10
   Weighted average common shares
    outstanding...............................    48,575      70,021     78,721
 Cash Flow Data
   Net cash provided by operating activities.. $  85,911   $ 107,508  $ 124,220
   Net cash used in investing activities......  (134,419)   (172,599)  (172,599)
   Net cash provided by financing activities..    43,281      53,188     52,318
   Modified EBITDA............................   117,468     305,800    305,800
   Cash margin................................    94,528     223,441    239,153

                                                    Six Months Ended June 30,
                                                               1999
                                                   ----------------------------
                                                               Devon Pro Forma
                                                                  With the
                                                                 PennzEnergy
                                                                   Merger
                                                              -----------------
                                                              Without
                                                     Devon      the    With the
                                                   Historical Offering Offering
                                                   ---------- -------- --------
Production, Price and Other Data
 Production:
   Oil (MBbls)....................................    5,071    11,962   11,962
   Gas (MMcf).....................................   71,402   153,452  153,452
   NGL (MBbls)....................................      991     3,271    3,271
   MBoe ..........................................   17,962    40,808   40,808
 Average prices:
   Oil (per Bbl)..................................   $12.78   $ 12.53  $ 12.53
   Gas (per Mcf)..................................     1.58      1.72     1.72
   NGL (per Bbl)..................................     9.85      8.71     8.71
   Per Boe........................................    10.44     10.84    10.84
 Costs per Boe:
   Operating costs................................     3.39      3.53     3.53
   Depreciation, depletion and amortization of oil
    and gas properties............................     3.75      6.00     6.00
   General and administrative expenses............     0.73      1.42     1.42

Summary Historical Selected Financial and Production Data

  The following selected financial information (not covered by the independent auditors' reports) for the fiscal years has been derived from Devon's audited consolidated financial statements. The following information for the interim periods has been derived from Devon's unaudited financial statements.

                                                                 Six Months
                             Year Ended December 31,           Ended June 30,
                         ---------------------------------  ---------------------
                            1996       1997        1998        1998       1999
                         ---------- ----------  ----------  ---------- ----------
                                 (In Thousands, Except Per Share Data)
Balance Sheet Data:
  Total assets.......... $1,183,290 $1,248,986  $1,226,356  $1,295,766 $1,305,163
  Long-term debt........     83,000    305,337     405,271     302,315    448,013
  Convertible preferred
   securities of
   subsidiary trust.....    149,500    149,500     149,500     149,500    149,500
  Stockholders' equity..    678,772    596,546     522,963     617,847    555,240
Statement of Operations
 Data:
  Oil sales.............    136,023    207,725     143,624      75,573     64,784
  Gas sales.............    101,443    219,459     209,344     106,555    112,938
  NGL sales.............     19,299     24,920      16,692       9,687      9,764
  Other revenue.........     34,570     47,555      17,848      13,397      4,092
                         ---------- ----------  ----------  ---------- ----------
      Total revenues....    291,335    499,659     387,508     205,212    191,578
                         ---------- ----------  ----------  ---------- ----------
  Lease operating
   expenses.............     58,734    100,897     113,484      57,679     54,520
  Production taxes......     10,880     19,227      13,916       7,266      6,415
  Depreciation,
   depletion and
   amortization.........     70,307    169,108     123,844      61,158     69,321
  General and
   administrative
   expenses.............     15,111     24,381      23,554      11,784     13,175
  Northstar Combination
   expenses.............         --         --      13,149          --         --
  Interest expense......     12,662     18,788      22,632      10,837     13,779
  Deferred effect of
   changes in foreign
   currency exchange
   rate on subsidiary's
   long-term debt.......        199      5,860      16,104       6,921     (8,746)
  Distributions on
   preferred securities
   of subsidiary trust..      4,753      9,717       9,717       4,859      4,859
  Reduction of carrying
   value of oil and gas
   properties...........         --    625,514     126,900          --         --
                         ---------- ----------  ----------  ---------- ----------
  Total costs and
   expenses.............    172,646    973,492     463,300     160,504    153,323
                         ---------- ----------  ----------  ---------- ----------
 Earnings (loss) before
  income taxes..........    118,689   (473,833)    (75,792)     44,708     38,255
 Income tax expense
  (benefit):
   Current..............      7,834     26,857       7,687       5,331      4,302
   Deferred.............     43,252   (200,699)    (23,194)     12,979     11,764
                         ---------- ----------  ----------  ---------- ----------
     Total..............     51,086   (173,842)    (15,507)     18,310     16,066
                         ---------- ----------  ----------  ---------- ----------
   Net earnings (loss).. $   67,603 $ (299,991) $  (60,285) $   26,398 $   22,189
                         ========== ==========  ==========  ========== ==========
   Net earnings (loss)
    per share:
     Basic.............. $     2.06 $    (6.38) $    (1.25) $     0.55 $     0.46
     Diluted............       1.99      (6.38)      (1.25)       0.55       0.46
   Cash dividends per
    common share........       0.15       0.14        0.15        0.07       0.10
   Weighted average
    common shares
    outstanding--basic..     32,812     47,040      48,376      48,338     48,575

                                                                 Six Months
                             Year Ended December 31,           Ended June 30,
                         ----------------------------------  -------------------
                            1996        1997        1998       1998      1999
                         ----------  ----------  ----------  --------  ---------
                         (In Thousands, Except Per Share and Per Unit Data)
Cash Flow Data:
  Net cash provided by
   operating
   activities........... $  144,248  $  253,056  $  191,571  $102,832  $  85,911
  Net cash used by
   investing
   activities...........   (243,451)   (147,583)   (271,960)  (74,988)  (134,419)
  Net cash provided
   (used) by financing
   activities...........     96,420     (77,141)     57,618   (47,111)    43,281
  Modified EBITDA.......    206,610     355,154     223,405   128,483    117,468
  Cash margin...........    181,361     299,792     183,369   107,456     94,528
Production, Price and
 Other Data:
  Production:
    Oil (MBbls).........      6,780      11,783      11,903     6,105      5,071
    Gas (MMcf)..........     62,186     121,810     133,065    66,662     71,402
    NGL (MBbls).........      1,255       1,891       1,939     1,043        991
    MBoe................     18,399      33,976      36,020    18,258     17,962
  Average prices:
    Oil (Per Bbl)....... $    20.06  $    17.63  $    12.07  $  12.38  $   12.78
    Gas (Per Mcf).......       1.63        1.80        1.57      1.60       1.58
    NGL (Per Bbl).......      15.38       13.18        8.61      9.29       9.85
    Per Boe.............      13.96       13.31       10.26     10.51      10.44
  Costs per Boe:
    Operating costs.....       3.78        3.54        3.54      3.56       3.39
    Depreciation,
     depletion and
     amortization of oil
     and gas
     properties.........       3.69        4.86        3.32      3.24       3.75
    General and
     administrative
     expenses...........       0.82        0.72        0.65      0.65       0.73

                                As of December 31,
                         ----------------------------------
                            1996        1997        1998
                         ----------  ----------  ----------
Property Data:
  Proved reserves:
    Oil (MBbls).........     80,155      97,041      83,457
    Gas (MMcf)..........    898,319   1,150,604   1,198,894
    NGL (MBbls).........     14,190      17,178      16,079
    Total (MBoe)........    244,065     305,986     299,351
    SEC 10% present
     value (thousands).. $1,999,748  $1,340,644  $1,009,039
    Standardized measure
     of discounted
     future net cash
     flows (thousands)..  1,454,974   1,100,676     931,588

                                  RISK FACTORS

  You should carefully consider the following factors, in addition to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our common stock.

                   Risks Relating to the Oil and Gas Industry

Our results depend on oil and gas prices, which are volatile and beyond our control

  Our revenues, results of operations and financial condition depend largely on the prices we receive for our oil and gas production. Extended periods of low prices could adversely affect the ultimate return on past investments. Our ability or willingness to continue or complete our current and planned drilling programs and acquisitions may also be affected.

Our calculations of proved reserves are only estimates

  Many uncertainties exist when estimating quantities of oil and gas reserves. The estimates of future net cash flows from our proved reserves and their present value are based on assumptions about future production levels, prices and costs that may prove to be inaccurate. Our estimated reserves may be subject to upward or downward revision based upon our production, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

Our exploration, development and acquisition activities might not result in significant additional reserves

  The rate of production from oil and gas properties generally declines as reserves are depleted. Our proved reserves will decline materially as oil and gas are produced unless we acquire additional properties with proved reserves, conduct successful exploration and development activities or our reserve estimates increase. Our future oil and gas production depends on our success in acquiring or finding additional reserves.

Potential hazards could damage or destroy our oil and gas wells or production facilities or damage or injure property, persons and the environment

  The exploration for and production of oil and gas can be hazardous, involving natural disasters, blowouts, cratering, fires and losses of well control. These hazards can damage or destroy oil and gas wells and production facilities, injure or kill people and cause damage to property and the environment. We maintain insurance against many potential losses and liabilities in accordance with customary industry practices, however our insurance does not protect us against all operational risks.

Government regulations, including environmental regulations, may adversely affect our results

  Our exploration and production operations are regulated at the federal, state and local levels in the United States as well as by governments in other countries. We make large expenditures to comply with the requirements of these regulations. Future changes in the regulation of the oil and gas industry could significantly increase these costs.

  We are subject to various federal, state, local and foreign regulations relating to the protection of the environment. We may be liable for the cost to clean-up pollution resulting from our operations and for the cost of pollution damages. We also may be required to suspend or cease operations in affected areas. Additional future regulations for the protection of the environment could adversely affect our operations and results.

                    Risks Relating to an Investment in Devon

Devon has charter and other provisions that may make it difficult to cause a change of control

  Some provisions of Devon's certificate of incorporation and by-laws and of the Delaware General Corporation Law, as well as Devon's stockholder rights plan, may make it difficult for stockholders to cause a change in control of Devon and replace incumbent management. These provisions include:

  . a classified board, the members of which serve staggered three-year terms and may be removed by stockholders only for cause;

  . a prohibition on stockholders calling special meetings and acting by written consent; and

  . rights issued under its rights plan, which would "flip in" if a hostile bidder acquired 15% of Devon's common stock.

The interest of Devon's largest stockholder may conflict with the interests of Devon's other stockholders

  Kerr-McGee Corporation currently owns 9,954,000 shares, or 14.2%, of our outstanding Devon common stock. After completion of this offering, assuming the underwriter does not exercise the over-allotment option, Kerr-McGee would own approximately 12.6% of our common stock. On August 2, 1999, Kerr-McGee completed an offering of exchangeable notes which are due on August 2, 2004. These notes are exchangeable into the Devon common shares owned by Kerr-McGee or, at Kerr-McGee's option, the cash equivalent of the value of such Devon common shares.

  As a substantial stockholder, Kerr-McGee may have the power to influence the outcome of matters submitted to a vote of the Devon stockholders. Kerr-McGee's interests may not reflect the interests of other stockholders. Devon and Kerr-McGee have not implemented any specific procedures to deal with conflicts that may arise in the future between Kerr-McGee's interests and those of other Devon stockholders. In the event a conflict arises, we will implement procedures we deem appropriate to deal with the specific situation.


              Risks Relating to the Recent Merger with PennzEnergy

We may not successfully integrate the operations of Devon and PennzEnergy or achieve the benefits we are seeking

  The success of the merger will partially depend upon the integration of the management and operations of Devon and PennzEnergy. Our management team does not have experience with the combined businesses of Devon and PennzEnergy. Devon may not be able to integrate the operations of PennzEnergy without losing key employees, customers or suppliers; loss of revenues; increases in operating or other costs; or other difficulties. In addition, we may not be able to realize the operating efficiencies and other benefits sought from the merger.

Significant charges and expenses will be incurred as a result of the merger

  We expect to incur approximately $71.5 million of costs related to the merger. These costs, which will be included as part of the cost of the oil and gas properties acquired, will include investment banking expenses, severance, legal and accounting fees, financial printing expenses and other related charges. In addition, we expect to incur an estimated $20 to $30 million in costs to combine the two companies. We may incur additional unanticipated expenses in connection with the merger.

  We also may incur a noncash after-tax charge to earnings related to a full cost ceiling limitation. Under the full cost method of accounting followed by Devon, the net book value of oil and gas properties, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after-tax future net revenues from proved oil and gas properties, discounted at 10% per year. The ceiling limitation is applied separately by country. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value, less deferred tax liabilities, is compared to the ceiling on a quarterly basis. Any excess of the net book value, less deferred taxes, is written off as an expense. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.

  On a pro forma basis as of June 30, 1999, the merger would not have caused a charge to earnings due to the ceiling limitation. This pro forma calculation was based on a posted West Texas Intermediate oil price of $16.50 per barrel and a Texas Gulf Coast index gas price of $2.14 per Mcf. However, the pro forma ceiling "cushion" as of June 30, 1999, in our non-Canadian cost centers was less than $20 million. Therefore, future reductions in oil and gas prices or changes to the preliminary allocation of the purchase price of PennzEnergy's oil and gas properties could cause a charge to earnings as of September 30, 1999, or in subsequent periods.

Devon may incur a tax liability for a prior PennzEnergy transaction as a result of the merger

  If PennzEnergy's distribution to its stockholders of the stock of Pennzoil-Quaker State Company in December 1998 were to be considered part of a plan or series of related transactions that includes the merger, Devon would recognize gain under Section 355(e) of the Internal Revenue Code. We believe the distribution and the merger should not be considered part of such a plan or series of related transactions because, among other things, neither Devon nor PennzEnergy contemplated a business combination with the other and until April 1999 the parties had no discussions regarding a business combination. However, any transaction within a four-year period beginning two years before the distribution is presumed to be part of such a plan. We cannot assure you that we will be able to overcome this presumption. We currently estimate our potential tax liability upon such a transaction at $16 million in additional tax for 1998 and the elimination of approximately $183 million in net operating loss carryovers through 1998.

Devon stockholders are exposed to risks of offshore operations

  As a result of the merger some of our production and reserves are now located offshore in the Gulf of Mexico. Operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, Devon will maintain insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that Devon will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on Devon's financial position and results of operations.

We are subject to uncertainties of foreign operations

  As a result of the merger, we now have international operations in Australia, Azerbaijan, Brazil, Canada, Egypt, Qatar and Venezuela. Local political, economic and other uncertainties may adversely affect these operations. These uncertainties include:

  . the risk of war, general strikes, civil unrest, expropriation, forced renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

  . taxation policies, including royalty and tax increases and retroactive tax claims;

  . exchange controls, currency fluctuations, devaluation or other activities that limit or disrupt markets and restrict payments or the movement of funds, and other uncertainties arising out of foreign government sovereignty over international operations;

  . laws and policies of the United States affecting foreign trade, taxation and investment;

  . the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

  . difficulties in enforcing our rights against a governmental agency because of the doctrine of sovereign immunity.

The merger has increased our debt level, which may result in a lower debt rating and require a substantial portion of operating cash flow to pay interest and principal

  The merger has resulted in higher levels of debt and interest expense than we had on a stand-alone basis prior to the merger. Our total indebtedness after the merger may have a negative impact on our ability to realize the expected benefits of the merger, including a possible downgrade in our credit rating. Standard & Poor's has announced that, because of our higher leverage, it may assign a debt rating that is lower than our current senior debt rating of "BBB+". The increased debt level will also require us to use a substantial portion of our operating cash flow to pay interest and principal on our debt instead of for other corporate purposes.

                                USE OF PROCEEDS

  We estimate that the net proceeds to us after deducting the underwriting discount and other estimated offering expenses payable by us from the sale of the 8.7 million shares of common stock in this offering will be approximately $319.3 million ($367.2 million if the underwriters' over-allotment is exercised in full), at an assumed public offering price of $38.125 per share. We intend to use the net proceeds from this offering, plus an additional $30.7 million of borrowings from credit facilities, to retire $350 million of long-term debt that bears interest at approximately 10% per year. The additional credit available as a result of the reduction in debt will be used primarily for capital expenditures and acquisitions as they occur.

  Pending these uses, the net proceeds will be used to reduce outstanding debt under our revolving credit facilities or invested in short-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

                                 CAPITALIZATION

  The following table compares our actual capitalization as of June 30, 1999, to our capitalization after we sell the 8.7 million shares we are offering. The table includes our pro forma capitalization after the PennzEnergy merger, both with and without the offering. In preparing the following table, we have assumed that we will receive net proceeds of $319.3 million from the sale of
8.7 million Devon common shares at $38.125 per share (the closing price as of August 26, 1999), less $12.4 million for the underwriting discount and other estimated offering costs and expenses. We have assumed that all $319.3 million of the net proceeds, plus $30.7 million of borrowings under our credit facilities, would be used to retire $350 million of existing notes payable that bear interest at approximately 10% per year. The additional credit available as a result of the reduction in debt will be used primarily for capital expenditures and acquisitions as they occur.

  The capitalization as adjusted for the offering assumes that the underwriter's over-allotment option is not exercised. You should read the following table in conjunction with the historical consolidated financial statements of Devon which are filed with the SEC and incorporated by reference in this document and the unaudited pro forma financial information included in this document.

                                                   As of June 30, 1999
                                             ----------------------------------
                                                         Devon Pro Forma With
                                                            the PennzEnergy
                                                                Merger
                                                         ----------------------
                                                          Without
                                               Devon        the       With the
                                             Historical   Offering    Offering
                                             ----------  ----------  ----------
                                                      (In Thousands)
Long-term debt:
  Borrowings under credit facilities with
   banks...................................  $  223,013  $  319,077  $  349,749
  Notes:
    6.76% due July 19, 2005................      75,000      75,000      75,000
    6.79% due March 2, 2009................     150,000     150,000     150,000
  Debentures:
    9.625% due November 15, 1999, principal
     amount of $200 million................          --     200,000          --
    10.625% due June 1, 2001, principal
     amount of $150 million................          --     150,000          --
    10.25% due November 1, 2005, principal
     amount of $250 million................          --     275,825     275,825
    10.125% due November 15, 2009,
     principal amount of $200 million......          --     220,340     220,340
  Debentures exchangeable into shares of
   Chevron Corporation common stock (see
   note 4 on page 27)
    4.90% due August 15, 2008, principal
     amount of $443.8 million..............          --     452,683     452,683
    4.95% due August 15, 2008, principal
     amount of $316.5 million..............          --     322,836     322,836
                                             ----------  ----------  ----------
    Total long-term debt...................     448,013   2,165,761   1,846,433
                                             ----------  ----------  ----------
Devon-obligated mandatorily redeemable
 trust convertible preferred securities....     149,500     149,500     149,500
Stockholders' equity:
  Preferred stock, $1.00 par value.........          --       1,500       1,500
  Common stock, $0.10 par value............       4,882       7,030       7,900
  Additional paid-in capital...............     807,270   1,679,921   1,998,379
  Accumulated deficit......................    (225,582)   (225,582)   (225,582)
  Accumulated other comprehensive loss.....     (31,330)    (31,330)    (31,330)
                                             ----------  ----------  ----------
    Total stockholders' equity.............     555,240   1,431,539   1,750,867
                                             ----------  ----------  ----------
      Total capitalization.................  $1,305,163  $3,746,800  $3,746,800
                                             ==========  ==========  ==========
Shares authorized:
  Preferred stock..........................       3,000       4,500       4,500
  Common stock.............................     400,000     400,000     400,000
Shares outstanding:
  Preferred stock..........................          --       1,500       1,500
  Common stock.............................      48,820      70,296      78,996
Common shares reserved for issuance of
 options under Devon's stock option plans..       1,800       4,800       4,800
Employee stock options outstanding.........       2,974       5,059       5,059

  The above pro forma capitalization with the PennzEnergy merger includes six debentures issued by PennzEnergy which were assumed by Devon. Of these six debentures, four will be outstanding after the proceeds from this offering are used to retire two debentures totaling $350 million. The aggregate pro forma amount recorded for the four remaining debentures is $61.4 million higher than their aggregate principal amount. The excess amount is the amount by which the debentures' estimated fair value at June 30, 1999 exceeded the principal amounts. Because the PennzEnergy merger was accounted for using the purchase method of accounting for business combinations, Devon recorded these debentures at their fair values at the date the merger was closed. The difference will be amortized over the debentures' lives as adjustments to interest expense.

                               MARKET PRICE DATA

  Devon common stock is listed on the AMEX under the symbol "DVN." We began paying regular quarterly cash dividends on our common stock on June 30, 1993, in the amount of $0.03 per share. Effective December 31, 1996, we increased our quarterly dividend payment to $0.05 per share. We anticipate that we will continue to pay regular quarterly dividends in the foreseeable future. Dividends are also paid on our exchangeable shares at the same rate and on the same dates as dividends paid on our common stock.

  The following table sets forth the quarterly high and low sales prices for the Devon common stock as reported by the AMEX for the fiscal periods indicated.

                                             High     Low           Volume
                                             ----     ----      --------------
                                                                (In Thousands)
      1996:
        Quarter Ended March 31, 1996........ $25 3/4  $19 7/8        2,825
        Quarter Ended June 30, 1996......... $26 1/8  $22            2,474
        Quarter Ended September 30, 1996.... $27 1/2  $22 3/4        4,715
        Quarter Ended December 31, 1996..... $35 1/2  $25 1/4        6,011
      1997:
        Quarter Ended March 31, 1997........ $38 7/8  $29 1/2        4,458
        Quarter Ended June 30, 1997......... $38 1/2  $27 3/8        5,619
        Quarter Ended September 30, 1997.... $45 1/4  $36 1/8        3,851
        Quarter Ended December 31, 1997..... $49 1/8  $35            4,460
      1998:
        Quarter Ended March 31, 1998........ $41 1/8  $32 7/8        5,542
        Quarter Ended June 30, 1998......... $40 1/2  $32 5/8        6,144
        Quarter Ended September 30, 1998.... $36 5/8  $26 1/8       10,170
        Quarter Ended December 31, 1998..... $36      $27 3/4        9,017
      1999:
        Quarter Ended March 31, 1999........ $31 3/4  $20 1/8       14,271
        Quarter Ended June 30, 1999......... $37 7/16 $25 15/16     14,221
        Quarter Ended September 30, 1999
         (through August 26, 1999).......... $42 3/8  $33           19,328

  On August 26, 1999, the last full trading day prior to the date of this prospectus, the last reported sales price on the American Stock Exchange of shares of Devon common stock was $38 1/8.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information has been prepared to assist in the analysis of the financial effects of this offering of additional Devon common stock and the PennzEnergy merger. This pro forma information is based on the historical financial statements of Devon and PennzEnergy.

  The information was prepared based on the following:

  . The assumed net proceeds from this offering of 8.7 million common shares are $319.3 million. This is based on an assumed offering price of $38.125 per share (the closing price as of August 26, 1999), less $12.4 million for the underwriting discount and other estimated offering costs and expenses.

  . Devon utilizes the full cost method of accounting for its oil and gas activities.

  . The merger was accounted for as a purchase of PennzEnergy by Devon.

  . The unaudited pro forma balance sheet has been prepared as if the public offering and the merger occurred on June 30, 1999. The unaudited pro forma statements of operations have been prepared as if the public offering and the merger occurred on January 1, 1998.

  . Targeted annual general and administrative expense and lease operating expense savings from the merger of $50 to $60 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of the corporate headquarters of Devon and PennzEnergy and the elimination of duplicate staff and expenses.

  . As of June 30, 1999, the merger did not cause a pro forma reduction of the carrying value of oil and gas properties under the full cost accounting "ceiling test." The June 30, 1999, ceiling test was calculated based on a posted West Texas Intermediate oil price of $16.50 per barrel and a Texas Gulf Coast index gas price of $2.14 per Mcf. However, the pro forma ceiling "cushion" as of June 30, 1999, in Devon's non-Canadian cost centers was less than $20 million. Therefore, future reductions in oil and gas prices or changes to the preliminary allocation of the purchase price of PennzEnergy's oil and gas properties could cause a reduction of the carrying value to be recorded as of September 30, 1999, or in subsequent periods.

  No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Devon or PennzEnergy, as applicable, and should be considered when making period-to-period comparisons:

  . In 1998, PennzEnergy realized pretax gains on the sale and exchange of Chevron Corporation common stock of $230.1 million. The unaudited pro forma statement of operations does not include the $207.0 million after-tax extraordinary loss resulting from the early extinguishment of related debentures exchangeable for such common stock.

  . In 1998, PennzEnergy incurred $24.3 million of nonrecurring general and administrative expenses in connection with the spin-off of Pennzoil-Quaker State Company on December 30, 1998.

  . In 1998, Devon incurred $13.1 million of nonrecurring expenses related to the merger with Northstar.

  . In 1998, Devon reduced the carrying value of its oil and gas properties by $126.9 million ($88.0 million after-tax) due to the full cost ceiling limitation.

  . In the second quarter of 1999, PennzEnergy recognized a gain of $46.7 million ($29.8 million after-tax) from the sale of land, timber and mineral rights in Pennsylvania and New York.

  The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If this offering of additional Devon common stock and the PennzEnergy merger had occurred in the past, Devon's financial position or operating results might have been different from those presented in the unaudited pro forma information. The unaudited pro forma information should not be relied upon as an indication of the financial position or operating results that Devon would have achieved if this offering and the merger had occurred as of June 30, 1999 or January 1, 1998. You also should not rely on the unaudited pro forma information as an indication of the future results that Devon will achieve after this offering and the merger.

                       Unaudited Pro Forma Balance Sheet

                                 June 30, 1999
                                 (In Thousands)

                                                                 Devon Pro Forma With
                                                                    the PennzEnergy
                                                                        Merger
                                     PennzEnergy                 ----------------------
                                      Historical   Pro Forma      Without     With the
                           Devon     Reclassified Adjustments       the       Offering
                         Historical    (Note 6)    (Note 2)       Offering    (Note 3)
                         ----------  ------------ -----------    ----------  ----------
Assets:
  Current assets........ $  104,760   $  128,912   $(10,300)(a)  $  233,672  $  233,672
                                                     10,300 (c)
  Oil and gas
   properties, net......  1,162,164    1,616,916    385,545 (a)   3,718,114   3,718,114
                                                    553,489 (c)
  Other properties,
   net..................     23,465           --      5,000 (a)      28,465      28,465
  Investment in common
   stock of Chevron
   Corporation (Note
   4)...................         --      674,224         --         674,224     674,224
  Other assets..........     14,774       34,054     30,179 (a)      79,007      79,007
                         ----------   ----------   --------      ----------  ----------
    Total assets........ $1,305,163   $2,454,106   $974,213      $4,733,482  $4,733,482
                         ==========   ==========   ========      ==========  ==========
Liabilities:
  Current liabilities... $   73,677   $  145,167   $ (5,374)(a)  $  213,470  $  213,470
  Debentures
   exchangeable into
   shares of Chevron
   Corporation common
   stock (Note 4).......         --      740,361     35,158 (a)     775,519     775,519
  Other long-term debt..    448,013      822,652     48,032 (a)   1,390,242   1,070,914
                                                     71,545 (a)
  Other long-term
   liabilities..........     34,584      133,280     (2,590)(a)     165,274     165,274
  Deferred income
   taxes................     44,149      187,257   (187,257)(a)     607,938     607,938
                                                    563,789 (c)
  Company-obligated
   mandatorily
   redeemable
   convertible preferred
   securities of
   subsidiary trust
   holding solely 6.5%
   convertible junior
   subordinated
   debentures of Devon
   Energy Corporation...    149,500           --                    149,500     149,500
Stockholders' equity:
  Preferred stock.......         --        1,500                      1,500       1,500
  Common stock..........      4,882       43,507      2,148 (a)       7,030       7,900
                                                    (43,507)(b)
  Additional paid-in
   capital..............    807,270      354,504    710,151 (a)   1,679,921   1,998,379
                                                     14,000 (a)
                                                    148,500 (a)
                                                   (354,504)(b)
  Accumulated deficit...   (225,582)     (23,743)    23,743 (b)    (225,582)   (225,582)
  Accumulated other
   comprehensive
   earnings (loss)......    (31,330)     275,743   (275,743)(b)     (31,330)    (31,330)
  Treasury stock........         --     (226,122)   226,122 (b)          --          --
                         ----------   ----------   --------      ----------  ----------
    Total stockholders'
     equity.............    555,240      425,389    450,910       1,431,539   1,750,867
                         ----------   ----------   --------      ----------  ----------
    Total liabilities
     and stockholders'
     equity............. $1,305,163   $2,454,106   $974,213      $4,733,482  $4,733,482
                         ==========   ==========   ========      ==========  ==========

                  Unaudited Pro Forma Statement of Operations

                          Year Ended December 31, 1998

                     (In Thousands, Except Per Share Data)

                                                                Devon Pro Forma With
                                                                  the PennzEnergy
                                                                       Merger
                                    PennzEnergy                 ---------------------
                                     Historical   Pro Forma      Without    With the
                           Devon    Reclassified Adjustments       the      Offering
                         Historical   (Note 6)    (Note 2)      Offering    (Note 3)
                         ---------- ------------ -----------    ---------  ----------
Revenues:
  Oil sales.............  $143,624    $159,294                  $ 302,918  $  302,918
  Gas sales.............   209,344     344,594                    553,938     553,938
  NGL sales.............    16,692      47,011                     63,703      63,703
  Other.................    17,848     286,468      (8,513)(g)    295,803     295,803
                          --------    --------    --------      ---------  ----------
    Total revenues......   387,508     837,367      (8,513)     1,216,362   1,216,362
                          --------    --------    --------      ---------  ----------
Costs and expenses:
  Lease operating
   expenses.............   113,484     181,255                    294,739     294,739
  Production taxes......    13,916      14,232                     28,148      28,148
  Depreciation,
   depletion and
   amortization.........   123,844     208,009     178,211 (d)    510,064     510,064
  General and
   administrative
   expenses.............    23,554     126,124     (10,300)(g)    139,378     139,378
  Northstar combination
   expenses.............    13,149          --                     13,149      13,149
  Interest expense......    22,632     156,272       4,114 (e)    176,659     143,235
                                                    (6,359)(f)
  Exploration expenses..        --     139,970    (139,970)(g)         --          --
  Deferred effect of
   changes in foreign
   currency exchange
   rate on subsidiary's
   long-term debt.......    16,104          --                     16,104      16,104
  Distributions on
   preferred securities
   of subsidiary
   trust................     9,717          --                      9,717       9,717
  Reduction of carrying
   value of oil and gas
   properties...........   126,900      74,739     (74,739)(g)    126,900     126,900
                          --------    --------    --------      ---------  ----------
    Total costs and
     expenses...........   463,300     900,601     (49,043)     1,314,858   1,281,434
                          --------    --------    --------      ---------  ----------
Earnings (loss) before
 income tax expense
 (benefit)..............   (75,792)    (63,234)     40,530        (98,496)    (65,072)
Income tax expense
 (benefit):
  Current...............     7,687       2,637          --         10,324      10,324
  Deferred..............   (23,194)    (20,405)     15,401 (h)    (28,198)    (15,496)
                          --------    --------    --------      ---------  ----------
    Total income tax
     expense
     (benefit)..........   (15,507)    (17,768)     15,401       ( 17,874)     (5,172)
                          --------    --------    --------      ---------  ----------
Net earnings (loss).....   (60,285)    (45,466)     26,029        (80,622)    (59,900)
Preferred stock
 dividends..............        --       5,625          --          5,625       5,625
                          --------    --------    --------      ---------  ----------
Net earnings (loss)
 applicable to common
 shareholders...........  $(60,285)   $(51,091)   $ 26,029      $ (86,247) $  (65,525)
                          ========    ========    ========      =========  ==========
Net loss per average
 common share
 outstanding--basic and
 diluted................  $  (1.25)   $  (1.07)                 $   (1.24) $    (0.84)
                          ========    ========                  =========  ==========
Weighted average common
 shares outstanding--
 basic (Note 5).........    48,376      47,716                     69,729      78,429
                          ========    ========                  =========  ==========

                  Unaudited Pro Forma Statement of Operations

                         Six Months Ended June 30, 1999

                     (In Thousands, Except Per Share Data)

                                                                 Devon Pro Forma
                                                                    With the
                                                                   PennzEnergy
                                                                     Merger
                                    PennzEnergy                 ------------------
                                     Historical   Pro Forma     Without   With the
                           Devon    Reclassified Adjustments      the     Offering
                         Historical   (Note 6)    (Note 2)      Offering  (Note 3)
                         ---------- ------------ -----------    --------  --------
Revenues:
  Oil sales.............  $64,784     $ 85,114                  $149,898  $149,898
  Gas sales.............  112,938      150,884                   263,822   263,822
  NGL sales.............    9,764       18,732                    28,496    28,496
  Other.................    4,092       67,119      (5,557)(g)    65,654    65,654
                          -------     --------    --------      --------  --------
    Total revenues......  191,578      321,849      (5,557)      507,870   507,870
                          -------     --------    --------      --------  --------
Costs and expenses:
  Lease operating
   expenses.............   54,520       76,476                   130,996   130,996
  Production taxes......    6,415        6,764                    13,179    13,179
  Depreciation,
   depletion and
   amortization.........   69,321      131,450      46,597 (d)   247,368   247,368
  General and
   administrative
   expenses.............   13,175       49,870      (5,150)(g)    57,895    57,895
  Interest expense......   13,779       61,811       2,057 (e)    74,232    57,520
                                                    (3,415)(f)
  Exploration expenses..       --       17,537     (17,537)(g)        --        --
  Deferred effect of
   changes in foreign
   currency exchange
   rate on subsidiary's
   long-term debt.......   (8,746)          --                    (8,746)   (8,746)
  Distributions on
   preferred securities
   of subsidiary trust..    4,859           --                     4,859     4,859
                          -------     --------    --------      --------  --------
    Total costs and
     expenses...........  153,323      343,908      22,552       519,783   503,071
                          -------     --------    --------      --------  --------
Earnings (loss) before
 income tax expense
 (benefit)..............   38,255      (22,059)    (28,109)      (11,913)    4,799
Income tax expense
 (benefit):
  Current...............    4,302          (34)         --         4,268     4,268
  Deferred..............   11,764       (9,140)    (10,681)(k)    (8,057)   (1,707)
                          -------     --------    --------      --------  --------
    Total income tax
     expense
     (benefit)..........   16,066       (9,174)     10,681        (3,789)    2,561
                          -------     --------    --------      --------  --------
Net earnings (loss).....   22,189      (12,885)    (17,428)       (8,124)    2,238
Preferred stock
 dividends..............       --        4,868          --         4,868     4,868
                          -------     --------    --------      --------  --------
Net earnings (loss)
 applicable to common
 shareholders...........  $22,189     $(17,753)   $(17,428)     $(12,992) $ (2,630)
                          =======     ========    ========      ========  ========
Net earnings (loss) per
 average common share
 outstanding--basic and
 diluted................  $  0.46     $  (0.37)                 $  (0.19) $  (0.03)
                          =======     ========                  ========  ========
Weighted average common
 shares outstanding--
 basic (Note 5).........   48,575       47,923                    70,021    78,721
                          =======     ========                  ========  ========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

                      December 31, 1998 and June 30, 1999

1. Method of Accounting for the Merger

  Devon accounted for the merger using the purchase method of accounting for business combinations. Accordingly, PennzEnergy's assets acquired and liabilities assumed by Devon were revalued and recorded at their estimated "fair values." In the merger, Devon issued 0.4475 shares of Devon common stock for each outstanding share of PennzEnergy common stock. This resulted in Devon issuing approximately 21.4 million shares of its common stock to PennzEnergy stockholders.

  The purchase price of PennzEnergy's net assets acquired was based on the value of the Devon common stock issued to the PennzEnergy stockholders. The value of the Devon common stock issued was based on the average trading price of Devon's common stock for a period of three days before and after the public announcement of the merger. This average trading price equaled $33.40 per share.

2. Pro Forma Adjustments Related to the Merger

  The unaudited pro forma balance sheet includes the following adjustments:

    (a) This entry adjusts the historical book values of PennzEnergy's assets and liabilities to their estimated fair values as of June 30, 1999. The calculation of the total purchase price and the preliminary allocation to assets and liabilities are shown below.

                                                                 (In Thousands,
                                                                  Except Share
                                                                     Price)
                                                                 --------------
   Calculation and preliminary allocation of purchase price:
     Shares of Devon common stock issued to PennzEnergy
      stockholders.............................................        21,476
     Average Devon stock price.................................    $    33.40
                                                                   ----------
     Fair value of common stock issued.........................       717,298
     Plus preferred stock assumed by Devon.....................       150,000
     Plus estimated merger costs to be incurred................        71,545
     Plus fair value of PennzEnergy employee stock options
      assumed by Devon.........................................        14,000
     Less estimated stock registration and issuance costs to be
      incurred.................................................        (4,999)
                                                                   ----------
   Total purchase price........................................       947,844
   Plus fair value of liabilities assumed by Devon:
     Current liabilities.......................................       139,793
     Debentures exchangeable into Chevron Corporation common
      stock....................................................       775,519
     Other long-term debt......................................       870,684
     Other long-term liabilities...............................       130,690
                                                                   ----------
                                                                    2,864,530
                                                                   ----------
   Less fair value of non oil and gas assets acquired by Devon:
     Current assets............................................       118,612
     Non oil and gas properties................................         5,000
     Investment in common stock of Chevron Corporation.........       674,224
     Other assets..............................................        64,233
                                                                   ----------
                                                                      862,069
                                                                   ----------
   Fair value allocated to oil and gas properties, including
    $111 million of undeveloped leasehold......................    $2,002,461
                                                                   ==========

  The total purchase price includes the value of the Devon common stock issued, net of $5.0 million of estimated registration and issuance costs. The purchase price also includes:

                      December 31, 1998 and June 30, 1999


  . $150 million of Devon preferred stock issued in exchange for the same amount of PennzEnergy preferred stock. The unaudited pro forma balance sheet includes $1.5 million of PennzEnergy's historical aggregate par value of the preferred stock, plus $148.5 million of additional paid-in capital.

  . $71.5 million of estimated merger costs. These costs include advisory fees, severance and other merger-related costs. These costs are added to long-term debt in the unaudited pro forma balance sheet.

  . $14 million of Devon employee stock options issued in exchange for existing vested PennzEnergy employee stock options. The value of these options is added to additional paid-in capital in the unaudited pro forma balance sheet.

    (b) This adjustment includes a $43.5 million reduction to par value, a $354.5 million reduction of additional paid-in capital, a $23.7 million reduction of accumulated deficit, a $275.7 million reduction of accumulated other comprehensive earnings and a $226.1 million reduction of treasury stock. These adjustments eliminate PennzEnergy's historical book values of those accounts.

    (c) This adjustment increases the value of PennzEnergy's oil and gas properties acquired by $553.5 million, and increases current assets by $10.3 million, both for related deferred income taxes. This adjustment equals the deferred income tax effect of the difference between the fair values assigned to PennzEnergy's assets and liabilities and their bases for income tax purposes. Due to the tax-free nature of the merger, Devon's tax basis in those assets and liabilities is the same as PennzEnergy's tax basis.

  The unaudited pro forma statements of operations include the following adjustments:

    (d) This adjustment reflects the pro forma depreciation, depletion and amortization expense using the full cost method of accounting based on the preliminary allocation of the purchase price.

    (e) This adjustment increases interest expense due to the $71.5 million of merger costs assumed to be funded with borrowings from credit facilities.

    (f) This adjustment reduces interest expense for the year 1998 and the first quarter of 1999 by $6.4 million and $1.7 million, respectively. These amounts represent the amortization of the pro forma premium recorded in long-term debt as of January 1, 1998 as part of pro forma adjustment (a) to record PennzEnergy's assets and liabilities at their estimated fair values.

    (g) This adjustment eliminates historical amounts recorded by PennzEnergy under the successful efforts accounting method for gains on property sales, general and administrative expenses, exploration expenses and asset impairments to conform to the full cost method of accounting followed by Devon. Under the full cost method, proceeds from the sale of oil and gas properties are generally recorded as an adjustment of the carrying value of the properties, with no gain or loss recognized. Also, general and administrative expenses incurred for property acquisition, exploration and development activities are capitalized under the full cost method. In addition, exploration expenses, which include items such as dry hole costs and lease expirations or impairment expenses, are capitalized under the full cost method. The $74.7 million reduction of oil and gas properties recorded by PennzEnergy in the year 1998 was calculated under the successful efforts method and therefore has been eliminated in the pro forma statement of operations for 1998.

    (h) This adjustment records the net tax effect of all pro forma adjustments at an effective income tax rate of 38%.

                      December 31, 1998 and June 30, 1999


3. Pro Forma Effects of this Offering of Additional Shares of Devon Common
Stock

  The accompanying pro forma financial statements include a column titled "Devon Pro Forma With the PennzEnergy Merger--With the Offering." The amounts included in this column on the pro forma balance sheet include the effects of issuing 8.7 million additional shares of Devon common stock and applying the estimated net proceeds of $319.3 million against long-term debt. The pro forma balance sheet assumes that the offering occurred on June 30, 1999.

  The amounts included in this column on the pro forma statements of operations include the effects of lower interest expense and the related change in income tax expense due to the assumed reduction of long-term debt with the proceeds from this offering. The pro forma statements of operations assume that the offering occurred on January 1, 1998.

4. Investment in Chevron Common Stock and Related Exchangeable Debentures

  As of June 30, 1999 and December 31, 1998, PennzEnergy beneficially owned approximately 7.1 million shares of Chevron Corporation common stock. These shares have been deposited with an exchange agent for possible exchange for $761.2 million principal amount of exchangeable debentures of PennzEnergy. Each $1,000 principal amount of the exchangeable debentures is exchangeable into
9.3283 shares of Chevron common stock, an exchange rate equivalent to $107 7/32 per share of Chevron common stock.

  The exchangeable debentures consist of $443.8 million of 4.90% debentures and $317.4 million of 4.95% debentures. The exchangeable debentures were issued on August 3, 1998 and mature August 15, 2008. The exchangeable debentures are callable beginning on August 15, 2000. The exchangeable debentures are exchangeable at the option of the holders at any time prior to maturity for shares of Chevron common stock. In lieu of delivering Chevron common stock, PennzEnergy may, at its option, pay to any holder an amount in cash equal to the market value of the Chevron common stock to satisfy the exchange request.

5. Common Shares Outstanding

  Net earnings (loss) per average share outstanding have been calculated based upon the pro forma weighted average number of shares outstanding as follows:

                                                                   Six  Months
                                                       Year Ended     Ended
                                                      December 31,  June 30,
                                                          1998        1999
                                                      ------------ -----------
                                                           (In Thousands)
     Devon's weighted average common shares
      outstanding....................................    48,376      48,575
     Devon shares issued in exchange for all
      outstanding shares of PennzEnergy .............    21,353      21,446
                                                         ------      ------
     Pro forma weighted average Devon shares
      outstanding with the PennzEnergy merger........    69,729      70,021
     Additional Devon common shares to be issued in
      this offering..................................     8,700       8,700
                                                         ------      ------
     Pro forma weighted average Devon common shares
      with the PennzEnergy merger and the shares to
      be issued in this offering.....................    78,429      78,721
                                                         ======      ======

                      December 31, 1998 and June 30, 1999


  Pro forma common shares outstanding at June 30, 1999, are as follows:

                                                                (In Thousands)
                                                                --------------
      Devon's common shares outstanding........................     48,820
      Devon shares issued in exchange for all outstanding
       shares of PennzEnergy ..................................     21,476
                                                                    ------
      Pro forma Devon common shares outstanding with the
       PennzEnergy merger......................................     70,296
      Additional Devon common shares to be issued in this
       offering................................................      8,700
                                                                    ------
      Pro forma Devon common shares outstanding with the
       PennzEnergy merger and the shares to be issued in this
       offering................................................     78,996
                                                                    ======

6. PennzEnergy Historical and Reclassified Balances

  Devon and PennzEnergy record certain revenues and expenses differently in their respective consolidated financial statements. To make the unaudited pro forma financial information consistent, we have reclassified certain of PennzEnergy's balances to conform to Devon's financial presentation. The following tables present PennzEnergy's balances as presented in its historical financial statements and the reclassified balances which are included in the accompanying unaudited pro forma statements of operations.

  Securities and Exchange Commission rules regarding pro forma presentation require that the pro forma statements of operations disclose income or loss from continuing operations. As shown in the tables below, PennzEnergy's historical results for the year 1998 included a loss from discontinued operations and extraordinary items that are not included in the reclassified balances presented in the accompanying unaudited pro forma statement of operations for 1998.

                      December 31, 1998 and June 30, 1999


  In addition to the reclassifications shown below for the unaudited pro forma statements of operations, a reclassification has been made to PennzEnergy's historical balance sheet for the accompanying unaudited pro forma balance sheet as of June 30, 1999. PennzEnergy had $38.4 million classified as minority interest in its June 30, 1999 historical consolidated balance sheet. To conform to Devon's presentation, this amount is included as other long-term liabilities in the accompanying unaudited pro forma balance sheet.

                                Year Ended December 31, 1998              Six Months Ended June 30, 1999
                         ------------------------------------------ ------------------------------------------
                                                       PennzEnergy                                PennzEnergy
                         PennzEnergy                    Historical  PennzEnergy                    Historical
                         Historical  Reclassifications Reclassified Historical  Reclassifications Reclassified
                         ----------- ----------------- ------------ ----------- ----------------- ------------
                                                              (Unaudited)
                                                            (In Thousands)
Revenues:
 Net sales..............  $ 550,899      $(550,899)      $     --    $254,730       $(254,730)      $     --
 Oil sales..............         --        159,294        159,294          --          85,114         85,114
 Gas sales..............         --        344,594        344,594          --         150,884        150,884
 NGL sales..............         --         47,011         47,011          --          18,732         18,732
 Investment and other
  income................    286,468             --        286,468      67,119              --         67,119
                          ---------      ---------       --------    --------       ---------       --------
   Total revenues.......    837,367             --        837,367     321,849              --        321,849
                          ---------      ---------       --------    --------       ---------       --------
Costs and expenses:
 Lease operating
  expenses..............    217,194        (35,939)       181,255      90,782         (14,306)        76,476
 Production taxes.......         --         14,232         14,232          --           6,764          6,764
 General and
  administrative
  expenses..............     52,228         73,896        126,124      19,676          30,194         49,870
 Depreciation,
  depletion and
  amortization..........    208,009             --        208,009     131,450              --        131,450
 Impairment of long-
  lived assets..........     74,739             --         74,739          --              --             --
 Exploration expenses...    161,615        (21,645)       139,970      25,921          (8,384)        17,537
 Taxes, other than
  income................     30,544        (30,544)            --      14,268         (14,268)            --
 Interest charges,
  net...................    156,272             --        156,272      61,811              --         61,811
                          ---------      ---------       --------    --------       ---------       --------
   Total costs and
    expenses............    900,601             --        900,601     343,908              --        343,908
                          ---------      ---------       --------    --------       ---------       --------
Loss from continuing
 operations before
 income tax.............    (63,234)            --        (63,234)    (22,059)             --        (22,059)
Income tax benefit......    (17,768)            --        (17,768)     (9,174)             --         (9,174)
                          ---------      ---------       --------    --------       ---------       --------
Loss from continuing
 operations.............  $ (45,466)     $      --       $(45,466)   $(12,885)      $      --       $(12,885)
                                         =========       ========                   =========       ========
Loss from discontinued
 operations.............     (3,246)                                       --
                          ---------                                  --------
Loss before
 extraordinary items....    (48,712)                                  (12,885)
Extraordinary items.....   (206,963)                                       --
                          ---------                                  --------
Net loss................   (255,675)                                  (12,885)
Preferred stock
 dividends..............      5,625                                     4,868
                          ---------                                  --------
Net loss available to
 common shareholders....  $(261,300)                                 $(17,753)
                          =========                                  ========

                              PROPERTIES OF DEVON

  The following table shows the total proved reserves of Devon on a pro forma basis as of December 31, 1998:

                                    Proved Reserves as of December 31, 1998
                         -------------------------------------------------------------
                                                                                 10%
                           Devon    PennzEnergy Devon Pro        10% Present   Present
Primary Operating Areas  Historical Historical    Forma   MBoe%     Value      Value %
-----------------------  ---------- ----------- --------- ----- -------------- -------
                                                                (In Thousands)
North America--MBoe
 Western Canadian
  Sedimentary Basin.....   143,908         --     143,908   22%   $  462,921      22%
 Permian Basin..........    53,375     61,351     114,726   17%      292,951      14%
 Rocky Mountain
  Region................    78,973     23,677     102,650   16%      355,902      17%
 Gulf Coast/East Texas
  Region................     1,800     86,927      88,727   13%      390,560      19%
 Offshore Gulf of
  Mexico................        --     78,674      78,674   12%      339,995      16%
 Other U.S..............    21,295     16,477      37,772    6%      107,583       5%
                         ---------    -------   ---------  ---    ----------     ---
Total--North America....   299,351    267,106     566,457   86%    1,949,912      93%
                         ---------    -------   ---------  ---    ----------     ---

International--MBoe
 Azerbaijan.............        --     76,082      76,082   11%      135,867       7%
 Other International....        --     17,557      17,557    3%        1,887       0%
                         ---------    -------   ---------  ---    ----------     ---
Total International.....        --     93,639      93,639   14%      137,754       7%
                         ---------    -------   ---------  ---    ----------     ---
Total North America and
 International..........   299,351    360,745     660,096  100%   $2,087,666     100%
                         =========    =======   =========  ===    ==========     ===
Oil--MBbls
 U.S....................    44,451     95,969     140,420   21%
 Western Canadian
  Sedimentary Basin.....    39,006         --      39,006    6%
 Azerbaijan.............        --     76,082      76,082   11%
 Other International....        --     17,180      17,180    3%
                         ---------    -------   ---------  ---
   Total................    83,457    189,231     272,688   41%
                         =========    =======   =========  ===
Gas--MMcf
 U.S....................   596,987    849,368   1,446,355   37%
 Western Canadian
  Sedimentary Basin.....   601,907         --     601,907   15%
 Other International....        --      2,266       2,266    0%
                         ---------    -------   ---------  ---
   Total................ 1,198,894    851,634   2,050,528   52%
                         =========    =======   =========  ===
NGLs--MBbls
 U.S....................    11,494     29,575      41,069    6%
 Western Canadian
  Sedimentary Basin.....     4,585         --       4,585    1%
                         ---------    -------   ---------  ---
   Total................    16,079     29,575      45,654    7%
                         =========    =======   =========  ===
Total--MBoe.............   299,351    360,745     660,096  100%
                         =========    =======   =========  ===

Primary Operating Areas--North America

  Our North American property base is concentrated in five primary operating areas: the Western Canadian Sedimentary Basin, which encompasses portions of British Columbia, Alberta, Saskatchewan and Manitoba; the Permian Basin of southeastern New Mexico and west Texas; the Rocky Mountain Region, which spans from northeast Wyoming to northwest New Mexico; the offshore Gulf of Mexico; and the Gulf Coast/East Texas Region in portions of Texas and Louisiana.

Western Canadian Sedimentary Basin

  Our single largest reserve position is in the Western Canadian Sedimentary Basin with proved reserves of 143.9 million barrels of oil equivalent, or 22% of the total company on a pro forma basis as of December 31, 1998. This basin is a large geologic feature encompassing portions of British Columbia, Alberta, Saskatchewan and Manitoba. This basin feature forms a wedge-shaped depression that tapers from a maximum thickness of 17,000 feet on the western and southern margins to a zero edge along the northeast. Devon's properties in this basin range from shallow oil and natural gas production in Northern Alberta to deep, long-lived gas reservoirs in the Foothills area near the Alberta/British Columbia border. In addition, approximately 2.2 million net acres of undeveloped leasehold in the Western Canadian Sedimentary Basin should continue to provide Devon with numerous exploration and development opportunities.

Permian Basin

  This region encompasses approximately 66,000 square miles in southeastern New Mexico and west Texas and contains more than 500 major oil and gas fields. Since 1987, we have made several significant acquisitions of properties in the Permian Basin that have established prospective acreage in areas in which leasehold positions could not otherwise be obtained. The Permian Basin represents one of our largest reserve positions with total reserves of 114.7 million barrels of oil equivalent, or 17% of our total reserves on a pro forma basis as of December 31, 1998. In addition, several hundred thousand acres of undeveloped leasehold should continue to provide us with numerous exploration and development opportunities in the Permian Basin.

Rocky Mountain Region

  The Rocky Mountain Region includes oil and gas producing basins that are grouped together because of their geographic location rather than their geological characteristics. The region generally encompasses all or portions of the states of Colorado, Montana, New Mexico, North Dakota, Utah and Wyoming. Our properties are primarily located in the San Juan Basin in northwest New Mexico, the Raton Basin in northeast New Mexico and southeast Colorado, and the Big Horn and Powder River basins in northeast Wyoming. The Rocky Mountain Region represents one of our largest reserve areas with 102.7 million barrels of oil equivalent, or 16% of the total company on a pro forma basis as of December 31, 1998. We will also have over one million acres of net undeveloped leasehold in the Rocky Mountain Region.

  Our single largest natural gas reserve position in the Rocky Mountain Region relates to its interests in two federal units in the San Juan Basin. The San Juan Basin is a densely drilled area covering 3,700 square miles. It has been historically considered the second largest gas producing basin in the United States. Prior to 1990, the basin's gas production primarily came from conventional sandstone formations at a depth of about 5,500 feet. However, in the early 1980's, development of the shallower Fruitland coal formation began. Coal seam gas production has increased total production so significantly that the San Juan Basin could be considered the largest gas producing basin in the United States.

  Our coal seam expertise will also play an important role in both the Powder River and Raton basins. These basins, which are less developed than the San Juan Basin, have become two of the more active domestic onshore exploration areas in the United States. During the next five years, we plan to drill several thousand coalbed methane wells in the Powder River and Raton basins which could, in the aggregate, add proved natural gas reserves in excess of two trillion cubic feet. Peak production for the Powder River Basin is anticipated for 2003, while peak production in the Raton Basin is estimated for 2004 to 2006. Additionally, we anticipate initial operation of a 126-mile gas gathering system servicing the Powder River Basin in the fourth quarter of 1999. When it is fully developed in 2001, this system will have an estimated capacity of 450 million cubic feet of gas per day and will have access to multiple interstate pipelines.

Gulf Coast/East Texas Region

  Our interest in the Gulf Coast/East Texas Region consists of over 465,000 net acres in portions of the states of Texas and Louisiana and includes both oil and gas producing zones. On a pro forma basis as of December 31, 1998, our Gulf Coast/East Texas reserves were 88.7 million barrels of oil equivalent, or 13% of our total reserves. In south Texas, where exploration by the oil and gas industry is accelerating, 3-D seismic data covers our major acreage positions underlain by Charco Lobo, the Middle Wilcox and the Frio-Vicksburg formations.

Offshore Gulf of Mexico

  We are one of the ten largest producers on the shelf in the Offshore Gulf of Mexico with operations on 75 blocks. On a pro forma basis as of December 31, 1998, proved reserves in the Gulf totaled 78.7 million barrels of oil equivalent, or 12% of our total reserves. We operate more than 40 fields and 80 platforms on the central and western shelf. We also hold interests in another 98 exploratory blocks, 39 of which are deepwater. Of the 39 deepwater blocks, two blocks are in production and two blocks are undergoing development. We conduct both shallow and deepwater exploration and development drilling in the Gulf of Mexico.

Primary Operating Areas--International

  Our property base outside North America includes approximately 94 million barrels of oil equivalent reserves, or 14% of our total reserves on a pro forma basis as of December 31, 1998. We also have 10.5 million net undeveloped acres outside of North America. While our international operations are focused primarily in Azerbaijan, we also have interests in Venezuela, Brazil, Egypt, Qatar and Australia.

Azerbaijan

  Most of our proved reserves that lie outside North America are in Azerbaijan. On a pro forma basis as of December 31, 1998, proved reserves in Azerbaijan totaled 76.1 million barrels of oil equivalent, or 11% of our total reserves. Our properties in Azerbaijan are located in the Caspian Basin, which is considered home to some of the world's last known major undeveloped hydrocarbon reserves. We hold a 4.8% carried interest in the Azeri-Chirag-Gunashli joint development area, which is estimated to contain five billion barrels of crude oil. Peak production for Azerbaijan is estimated sometime between 2005 and 2008.

Developed and Undeveloped Acreage

  The following table sets forth our developed and undeveloped oil and gas lease and mineral acreage on a pro forma basis as of December 31, 1998. Gross acres are the total number of acres in which we own a working interest. Net refers to gross acres multiplied by our fractional working interests.

                                                       Developed   Undeveloped
                                                      ----------- -------------
                                                      Gross  Net  Gross   Net
                                                      ----- ----- ------ ------
                                                       (In Thousands of Acres)
      United States--Onshore......................... 2,815 1,583  3,049  1,789
      United States--Offshore........................   328   204    532    384
      Canada......................................... 1,120   584  2,995  2,175
      Australia......................................    --    --    679    271
      Azerbaijan.....................................    10    --    202     39
      Egypt..........................................    --    --  9,111  8,842
      Qatar..........................................    --    --    519    389
      Venezuela......................................    23    12  1,434  1,004
                                                      ----- ----- ------ ------
        Total........................................ 4,296 2,383 18,521 14,893
                                                      ===== ===== ====== ======

                   DIRECTORS AND EXECUTIVE OFFICERS OF DEVON

Directors

  Our certificate of incorporation classifies the Devon board into three classes with staggered terms of three years each. The number of directors will be fixed from time to time by resolution of the Devon board. The Devon board is currently set at fourteen members consisting of the following:

                                                    Previous Board Expiration of
      Name                                      Age   Membership    First Term
      ----                                      --- -------------- -------------
      Thomas F. Ferguson(1)....................  63 Devon              2001
      David M. Gavrin(2).......................  64 Devon              2001
      Michael E. Gellert(3)....................  68 Devon              2002
      John A. Hagg.............................  51 Devon              2000
      Henry R. Hamman..........................  61 PennzEnergy        2000
      William J. Johnson(4)....................  64       --           2002
      Michael M. Kanovsky......................  50 Devon              2002
      Robert A. Mosbacher, Jr..................  48 PennzEnergy        2002
      J. Larry Nichols.........................  57 Devon              2000
      James L. Pate(5).........................  63 PennzEnergy        2002
      H.R. Sanders, Jr.........................  67 Devon              2002
      Terry L. Savage..........................  54 PennzEnergy        2001
      Brent Scowcroft..........................  74 PennzEnergy        2001
      Robert B. Weaver.........................  60 PennzEnergy        2000

--------
(1) Chairman of the Audit Committee. The Audit Committee also consists of one additional former Devon board member and one former PennzEnergy board member.
(2) Chairman of the Compensation and Stock Option Committee. The Compensation and Stock Option Committee also consists of one additional former Devon board member and two former PennzEnergy board members.
(3) Chairman of the Nominating Committee. The Nominating Committee also consists of one additional former Devon board member and two former PennzEnergy board members.
(4) Designated by PennzEnergy and mutually approved by PennzEnergy's chairman of the board and Devon's president prior to the merger. Mr. Johnson is a private consultant for the oil and gas industry and is President and a director of JonLoc Inc., an oil and gas company of which he and his family are the sole shareholders. He also serves as a director of Tesoro Petroleum and J. Ray McDermott, S.A. From 1991 to 1994, Mr. Johnson was President, Chief Operating Officer and a director of Apache Corporation.
(5) Chairman of the Board and Chairman of the Executive Committee. The Executive Committee consists of Mr. Pate and Mr. Nichols.

  Our certificate of incorporation provides, that until our annual stockholder meeting in 2000, (1) the initial directors of Devon designated by pre-merger Devon and their designated successors will nominate successors to, and fill any vacancies in, that group of directors and (2) the initial directors of Devon designated by PennzEnergy and their designated successors will nominate successors to, and fill any vacancies in, that group of directors. One member of the PennzEnergy group of directors must be a person mutually agreed to by Devon's chairman and president. Our certificate provides that at and after the annual stockholder meeting in 2000, a majority of the whole board, will nominate successors and fill vacancies.

Executive Officers

  Our board will elect executive officers annually to serve in their respective capacities until their successors are duly elected and qualified or until their earlier resignation or removal. The following currently serve as executive officers of Devon:

                                                                     Pre-merger
                                                                       Company
      Name                 Age                Office                 Affiliation
      ----                 --- ------------------------------------- -----------
      J. Larry Nichols...   57 President and Chief Executive Officer    Devon
      J. Michael Lacey...   53 Vice President--Operations and
                                Exploration                             Devon
      Duke R. Ligon......   58 Vice President--General Counsel          Devon
      Darryl G. Smette...   52 Vice President--Marketing and
                                Administrative Planning                 Devon
      H. Allen Turner....   46 Vice President--Corporate
                                Development                             Devon
      William T. Vaughn..   52 Vice President--Finance                  Devon
      Danny J. Heatly....   43 Controller                               Devon
      Gary L. McGee......   50 Treasurer                                Devon
      Marian J. Moon.....   49 Secretary                                Devon

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                          TO NON-UNITED STATES HOLDERS

General

  This is a summary of certain U.S. federal tax considerations of the ownership and disposition of our common stock by a non-U.S. holder as we define that term below. We assume in this summary that our common stock will be held as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that would apply if, for example, a non-U.S. holder is a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock.

  For purposes of this summary, a "non-U.S. holder" means a holder of our common stock who, for U.S. federal income tax purposes, is not a U.S. person. The term "U.S. person" means any one of the following:

  . a citizen or resident of the U.S.;

  . a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

  . an estate, the income of which is includible in gross income for U.S.
    federal income tax purposes regardless of its source; or

  . a trust, if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

  This summary is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations, judicial precedent, administrative rulings and pronouncements, and other applicable authorities, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, which we refer to in this summary as the IRS, with respect to the tax considerations discussed below. There can be no assurance that the IRS will not take a position contrary to the tax considerations discussed below or that any position taken by the IRS would not be sustained.

  We strongly urge you to consult your tax advisor about the U.S. federal tax consequences of holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Dividends

  Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount paid. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax.

  Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. Under recently finalized U.S. Treasury Regulations, which in general will apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These U.S. Treasury Regulations also provide special rules to determine whether, for purposes of applying an income tax treaty, dividends that we pay to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

Gain on Disposition

  A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  . the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder;

  . the non-U.S. holder is a nonresident alien individual present in the U.S.
    for 183 or more days in the taxable year of the disposition and certain other requirements are met;

  . the non-U.S. holder is subject to tax pursuant to provisions of the U.S.
    federal income tax law applicable to certain U.S. expatriates; or

  . we are or have been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes.

  If we are or have been a U.S. real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

  . the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock; and

  . our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes.

  We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is listed on the American Stock Exchange.

  If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's U.S. federal income tax liability.

  Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

  Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

  We must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides. Backup withholding tax will generally not apply to dividends that we pay on our common stock to a non-U.S. holder at an address outside the U.S.

  Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise establishes an exemption.

  The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. The final U.S. Treasury Regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

  Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and PaineWebber Incorporated are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, J.P. Morgan Securities Ltd. and PaineWebber International (U.K.) Ltd. are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                                      Number of
                                Name                                   Shares
                                ----                                 -----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.................................
  J.P. Morgan Securities Inc........................................
  PaineWebber Incorporated..........................................
                                                                     -----------
  Subtotal..........................................................
                                                                     ===========
International Underwriters:
  Morgan Stanley & Co. International Limited........................
  J.P. Morgan Securities Ltd. ......................................
  PaineWebber International (U.K.) Ltd..............................
                                                                     -----------
  Subtotal..........................................................
    Total...........................................................
                                                                     ===========

  The underwriters are offering the shares of common stock subject to their acceptance of the shares from Devon and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

  In the agreement between the U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold by the underwriters will be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers described below.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents
a concession not in excess of $  .   a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $  .   a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

  We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,300,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the U.S. underwriter's name in the preceding table bears to the total number of shares of common stock, listed next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would be $ . , the total underwriters' discounts
and commissions would be $  .   and total proceeds to Devon would be $  .  .

  The common stock has been approved for listing, subject to official notice of issuance, on the American Stock Exchange under the symbol "DVN."

  Each of Devon and the directors, executive officers and certain other stockholders of Devon have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not
during the period ending   .   days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise.

  The restrictions described in this paragraph do not apply to:

  . the sale of shares to the underwriters;

  . the issuance by Devon of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  . transactions by any person other than Devon relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  From time to time, Morgan Stanley & Co. Incorporated and PaineWebber Incorporated have provided, and continue to provide, investment banking services to Devon, including acting as financial advisor to Devon in connection with the merger with PennzEnergy.

  Devon and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares of common stock being offered by this prospectus will be passed upon for us by McAfee & Taft A Professional Corporation. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P.

                                    EXPERTS

  The consolidated financial statements of Devon as of and for each of the years ended December 31, 1998, 1997 and 1996 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and Deloitte & Touche LLP and PricewaterhouseCoopers LLP, chartered accountants, incorporated by reference in this document, and upon the authority of said firms as experts in accounting and auditing.

  The audited consolidated financial statements of PennzEnergy and its subsidiaries incorporated by reference in this registration statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  Certain information with respect to our oil and gas reserves derived from the reports of LaRoche Petroleum Consultants, Ltd., AMH Group Ltd., Paddock Lindstrom & Associates Ltd. and John P. Hunter & Associates, Ltd., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firms as experts with respect to matters covered by such reports and in giving such reports.

  Certain information with respect to PennzEnergy's oil and gas reserves derived from the report of Ryder Scott Company, L.P., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to matters covered by such report and in giving such report.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

  We filed with the SEC a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

  The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we or PennzEnergy have previously filed with the SEC. These documents contain important information about our companies and their finances.

    Devon SEC Filings

(File No. 001-30176)                                      Period
--------------------                        -----------------------------------
Current Report on Form 8-K                  Filed on August 18, 1999
(File No. 001-10067)
--------------------
Annual Report on Form 10-K                  Year ended December 31, 1998
Quarterly Report on Form 10-Q               Quarter ended March 31, 1999
Current Report on Form 8-K/A                Filed on February 2, 1999
Current Report on Form 8-K                  Filed on February 8, 1999
Current Report on Form 8-K                  Filed on February 22, 1999
Proxy Statement on Schedule 14A             Filed on April 9, 1999
Current Report on Form 8-K                  Filed on April 28, 1999
Current Report on Form 8-K                  Filed on May 21, 1999
Current Report on Form 8-K                  Filed on June 1, 1999
Proxy Statement on Schedule 14A             Filed on July 16, 1999
Current Report on Form 8-K                  Filed on July 22, 1999
Quarterly Report on Form 10-Q               Quarter ended June 30, 1999
Current Report on Form 8-K                  Filed on August 13, 1999

    PennzEnergy SEC Filings

(File No. 001-05591)
--------------------
Part II, Item 8. "Financial Statements and  Fiscal year ended December 31, 1998
 Supplementary Data" of the Annual Report
 on Form 10-K
Part I, Item 1. "Financial Statements" of   Quarter ended March 31, 1999
 the Quarterly Report on Form 10-Q.
Proxy Statement on Schedule 14A             Filed on March 25, 1999
Part I, Item 1. "Financial Statements" of   Quarter ended June 30, 1999
 the Quarterly Report on Form 10-Q
Current Report on Form 8-K                  Filed on August 17, 1999

  We are also incorporating by reference additional documents that we file with the SEC between the date of this prospectus and the termination of the offering.

  Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing, by e-mail or by telephone from us at the following address:

  Devon Energy Corporation
  20 North Broadway, Suite 1500
  Oklahoma City, Oklahoma 73102-8260
  Attention: Corporate Secretary
  Tel: (405) 235-3611
  moonm@dvn.com

  You can also get more information by visiting our web site at "http://www.devonenergy.com". Web site materials are not part of this prospectus.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

  We have made forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties, including those discussed under the caption "Risk Factors." These statements are based on the beliefs and assumptions of our management and on the information currently available to them.

  Statements and calculations concerning oil and gas reserves and their present value also may be deemed to be forward-looking statements in that they reflect the determination, based on estimates and assumptions, that oil and gas reserves may be profitably exploited in the future. When used or referred to in this document, these forward-looking statements may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" or similar expressions, or statements that certain events or conditions "will" or "may" occur.

  Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document.

                        COMMONLY USED OIL AND GAS TERMS

  "Bbl" means barrel.

  "Bbl/d" means Bbl per day.

  "Bcf" means billion cubic feet.

  "Boe" means equivalent barrels of oil, calculated by converting gas to equivalent Bbls. The U.S. convention for this conversion is six Mcf equals one Boe.

  "Boe/d" means Boe per day.

  "Cash margin" means total revenues less cash expenses. Cash expenses are all expenses other than the non-cash expenses of depreciation, depletion and amortization, deferred effect of changes in foreign currency exchange rate on subsidiary's long-term debt, reduction of carrying value of oil and gas properties and deferred income tax expense.

  "MBbls" means thousand barrels.

  "MBoe" means thousand Boe.

  "Mcf" means thousand cubic feet.

  "Mcfe" means thousand equivalent cubic feet of gas, calculated by converting oil and NGLs to equivalent Mcf. The U.S. convention for this conversion is one-sixth Bbl equals one Mcfe.

  "MMBbls" means million barrels.

  "MMBoe" means million Boe.

  "MMBtu" means million British thermal units, a measure of heating value.

  "MMcf" means million cubic feet.

  "MMcf/d" means MMcf per day.

  "Modified EBITDA" means earnings before interest (including deferred effect of changes in foreign currency exchange rate on subsidiary's long-term debt, and distributions on preferred securities of subsidiary trust), taxes, depreciation, depletion and amortization and reduction of carrying value of oil and gas properties.

  "NGL" means natural gas liquids.

  "Oil" includes crude oil and condensate.

  "SEC 10% present value" is the pre-tax present value of future net cash flows from proved reserves, discounted at 10% per year. Oil, gas and NGL prices used to calculate future revenues are based on year-end prices held constant, except where fixed and determinable price changes are provided by contractual arrangements. Future development and production costs are also based on year-end costs and assume the continuation of existing economic conditions.

  "Standardized measure of discounted future net cash flows" is the SEC 10% present value defined above, less applicable income taxes.

  "Tcf" means trillion cubic feet.

                         Devon Energy Corporation Logo

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                [Alternative Page for International Prospectus]

INTERNATIONAL PROSPECTUS (Subject to Completion)
Issued August 27, 1999

                                8,700,000 Shares

                         Devon Energy Corporation Logo

                                  COMMON STOCK

                                  -----------

Devon Energy Corporation is offering 8,700,000 shares of its common stock. Initially, the international underwriters are offering . shares outside the United States and Canada, and the U.S. underwriters are offering . shares in the United States and Canada.

                                  -----------

The common stock is listed on the American Stock Exchange under the symbol "DVN." On August 26, 1999, the last reported sale price of the common stock on the American Stock Exchange was $38 1/8 per share.

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 14.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                        Underwriting
                                                         Discounts
                                                            and      Proceeds to
                                        Price to Public  Commissions   Company
                                        --------------- ------------ -----------
Per Share..............................      $             $            $
Total..................................      $             $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Devon Energy Corporation has granted the U.S. underwriters the right to purchase up to an additional 1,300,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. International Limited expects to deliver the
shares of common stock to purchasers on   .  , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
                          J.P. MORGAN SECURITIES LTD.
                                                       PAINEWEBBER INTERNATIONAL

  .  , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is a statement of estimated expenses incurred in connection with the shares of common stock being registered hereby. Devon will pay for the fees and expenses of the offering of the shares of common stock offered hereby.

SEC Registration Fee.................................................. $106,943
Legal Fees and Expenses...............................................  175,000
Printing and Engraving Expenses.......................................  150,000
Accounting Fees and Expenses..........................................   50,000
Transfer Agent and Registrar Fees and Expenses........................    5,000
Blue Sky Fees and Expenses (including legal fees).....................   10,000
Miscellaneous.........................................................  253,057
                                                                       --------
  Total............................................................... $750,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Except to the extent indicated below, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

  Article VIII of the Restated Certificate of Incorporation of Registrant contains a provision, permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), limiting the personal monetary liability of directors for breach of fiduciary duty as a director. The DGCL and the Restated Certificate of Incorporation of the Registrant provide that such provision does not eliminate or limit liability,

  (1) for any breach of the director's duty of loyalty to Registrant or its stockholders,

  (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or

  (4) for any transaction from which the director derived an improper benefit.

  Section 145 of the DGCL permits indemnification against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits or proceedings in which a director, officer, employee or agent is a party by reason of the fact that he or she is or was such a director, officer, employee or agent, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Article X of the Registrant's Restated Certificate of Incorporation provides for such indemnification.

  Section 145 also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability which may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not Registrant would have the power to indemnify such persons against such liabilities under the provisions of such sections. Registrant intends to purchase such insurance.

  Section 145 further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

  Article XIII of the by-laws of Registrant contains provisions regarding indemnification which parallel those described above.

  The merger agreement provides that for seven years after the effective time, Registrant will indemnify and hold harmless each person who was a director or officer of Devon or PennzEnergy prior to the effective time from their acts or omissions in those capacities occurring prior to the effective time to the fullest extent permitted by applicable law.

ITEM 16. EXHIBITS

 Exhibit No.                              Document
 -----------                              --------
     1.1     Form of Underwriting Agreement.*
     2.1     Amended and Restated Agreement and Plan of Merger among
             Registrant, Devon Energy Corporation (Oklahoma) (formerly Devon
             Energy Corporation, an Oklahoma corporation), Devon Oklahoma
             Corporation and PennzEnergy Company dated as of May 19, 1999
             (incorporated by reference to Exhibit 2 to Registrant's Form S-4,
             File No. 333-82903).
     4.1     Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3 to Registrant's Form 8-K filed on August
             18, 1999).
     4.2     Registrant's By-laws (incorporated by reference to Exhibit 3.3 to
             Registrant's Registration Statement on Form S-4, File No. 333-
             82903).
     4.3     Form of Common Stock Certificate (incorporated by reference to
             Exhibit 4.1 to Registrant's Form 8-K, filed on August 18, 1999).
     4.4     Rights Agreement between Registrant and BankBoston, N.A.
             (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed on August 18, 1999).
     4.5     Certificate of Designations of Series A Junior Participating
             Preferred Stock of Registrant (incorporated by reference to
             Exhibit 4.3 to Registrant's Form 8-K filed on August 18, 1999).
     4.6     Certificate of Designations of the 6.49% Cumulative Preferred
             Stock, Series A of Registrant (incorporated by reference to
             Exhibit 4.4 to Registrant's Form 8-K filed on August 18, 1999).
     4.7     Amending Support Agreement, dated August 17, 1999, between the
             Registrant and Northstar Energy Corporation (incorporated by reference to Exhibit 4.5 to Registrant's Form 8-K filed on August
             18, 1999).
     4.8     Description of Capital Stock of Devon Energy Corporation
             (incorporated by reference to Exhibit 4.9 to Registrant's Form 8-K filed on August 18, 1999).
     5.1     Opinion of McAfee & Taft A Professional Corporation.*
    23.1     Consent of KPMG LLP.
    23.2     Consent of Deloitte & Touche LLP.
    23.3     Consent of PricewaterhouseCoopers LLP.
    23.4     Consent of Arthur Andersen LLP.
    23.5     Consent of LaRoche Petroleum Consultants, Ltd.
    23.6     Consent of AMH Group Ltd.
    23.7     Consent of Paddock Lindstrom & Associates Ltd.
    23.8     Consent of John P. Hunter & Associates, Ltd.
    23.9     Consent of Ryder Scott Company, L.P.
    23.10    Consent of McAfee & Taft A Professional Corporation (contained in opinion in Exhibit 5.1).*
    24.1     Power of Attorney.

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes

    (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offer of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on the 27th day of August, 1999.

                                          DEVON ENERGY CORPORATION

                                                  /s/ J. Larry Nichols
                                          By: _________________________________
                                             J. Larry Nichols
                                             President and Chief Executive
                                             Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 27, 1999.


              Signature                      Title

   /s/     James L. Pate             Chairman of the Board
-----------------------------------   and Director
           James L. Pate

   /s/   J. Larry Nichols            President,
-----------------------------------   Chief Executive
         J. Larry Nichols             Officer and Director

   /s/   William T. Vaughn           Vice President Finance
-----------------------------------
         William T. Vaughn

   /s/    Danny J. Heatly            Controller
-----------------------------------
          Danny J. Heatly

   /s/  Thomas F. Ferguson           Director
-----------------------------------
        Thomas F. Ferguson

   /s/    David M. Gavrin            Director
-----------------------------------
          David M. Gavrin

   /s/  Michael E. Gellert           Director
-----------------------------------
        Michael E. Gellert

   /s/     John A. Hagg              Director
-----------------------------------
           John A. Hagg

   /s/    Henry R. Hamman            Director
-----------------------------------
          Henry R. Hamman

   /s/  William J. Johnson           Director
-----------------------------------
        William J. Johnson

   /s/  Michael M. Kanovsky          Director
-----------------------------------
        Michael M. Kanovsky

   /s/ Robert Mosbacher, Jr.         Director
-----------------------------------
       Robert Mosbacher, Jr.

              Signature                      Title

   /s/   H.R. Sanders, Jr.           Director
-----------------------------------
         H.R. Sanders, Jr.

   /s/    Terry L. Savage            Director
-----------------------------------
          Terry L. Savage

   /s/   Brent Scowcrowft            Director
-----------------------------------
         Brent Scowcrowft

   /s/   Robert B. Weaver            Director
-----------------------------------
         Robert B. Weaver

                                 EXHIBIT INDEX

  1.1  Form of Underwriting Agreement.*
  2.1  Amended and Restated Agreement and Plan of Merger among Registrant,
       Devon Energy Corporation (Oklahoma) (formerly Devon Energy Corporation, an Oklahoma corporation), Devon Oklahoma Corporation and PennzEnergy
       Company dated as of May 19, 1999 (incorporated by reference to Exhibit 2 to Registrant's Form S-4, File No. 333-82903).
  4.1 Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3 to Registrant's Form 8-K filed on August 18,
       1999).
  4.2  Registrant's By-laws (incorporated by reference to Exhibit 3.3 to
       Registrant's Registration Statement on Form S-4, File No. 333-82903).
  4.3  Form of Common Stock Certificate (incorporated by reference to Exhibit
       4.1 to Registrant's Form 8-K, filed on August 18, 1999).
  4.4 Rights Agreement between Registrant and BankBoston, N.A. (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed on August 18,
       1999).
  4.5  Certificate of Designations of Series A Junior Participating Preferred
       Stock of Registrant (incorporated by reference to Exhibit 4.3 to Registrant's Form 8-K filed on August 18, 1999).
  4.6  Certificate of Designations of the 6.49% Cumulative Preferred Stock,
       Series A of Registrant (incorporated by reference to Exhibit 4.4 to
       Registrant's Form 8-K filed on August 18, 1999).
  4.7  Amending Support Agreement, dated August 17, 1999, between the
       Registrant and Northstar Energy Corporation (incorporated by reference to Exhibit 4.5 to Registrant's Form 8-K filed on August 18, 1999).
  4.8 Description of Capital Stock of Devon Energy Corporation (incorporated by reference to Exhibit 4.9 to Registrant's Form 8-K filed on August 18,
       1999).
  5.1  Opinion of McAfee & Taft A Professional Corporation.*
 23.1  Consent of KPMG LLP.
 23.2  Consent of Deloitte & Touche LLP.
 23.3  Consent of PricewaterhouseCoopers LLP.
 23.4  Consent of Arthur Andersen LLP.
 23.5  Consent of LaRoche Petroleum Consultants, Ltd.
 23.6  Consent of AMH Group Ltd.
 23.7  Consent of Paddock Lindstrom & Associates Ltd.
 23.8  Consent of John P. Hunter & Associates, Ltd.
 23.9  Consent of Ryder Scott Company, L.P.
 23.10 Consent of McAfee & Taft A Professional Corporation (contained in opinion in Exhibit 5.1).*
 24.1  Power of Attorney.

--------
* To be filed by amendment.